U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25
                           NOTIFICATION OF LATE FILING

                                  (Check One):

[X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [] Form 10-Q and Form 10-QSB [ ] Form N-SAR

  For Period Ended:          December 31, 2004
                    --------------------------------

  [ ] Transition Report on Form 10-K
  [ ] Transition Report on Form 20-F
  [ ] Transition Report on Form 11-K
  [ ] Transition Report on Form 10-Q
  [ ] Transition Report on Form N-SAR

  For the Transition Period Ended:
                                   ---------------------------------------------

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I--REGISTRANT INFORMATION

  Full Name of Registrant:    Avenue Group, Inc.

  Former Name if Applicable:

17547 Ventura Boulevard, Suite 305
----------------------------------------------------------
  Address of Principal Executive Office (Street and Number)

Encino, California 91316
----------------------------------------------------------
City, State and Zip Code

PART II--RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transaction report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly
[X] report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III-- NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period:

         The Registrant's is unable to file its Annual Report on Form 10-KSB for the year ended December 31, 2004 by March 31, 2005 because it has been unable to complete its financial statements for the year ended December 31, 2004, and this inability could not be eliminated by the Registrant without unreasonable effort and expense. Contributing to the delay in completion of the financial statements was the departure of one of the officers of the Registrant in February 2005. In addition, in February 2005, the Registrant added three new members to its board of directors which has lead to further delays as these new directors have become familiar with the Registrant's business and operations.

         The Annual Report on Form 10-KSB for the year ended December 31, 2005 will be filed no later than April 15, 2005.

PART IV -- OTHER INFORMATION

  (1) Name and telephone number of person to contact in regard to this notification


                Levi Mochkin         (818)            465-1200
            -------------------------------------------------------
                  (Name)          (Area Code)     (Telephone Number)


  (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

  [X] Yes [ ] No

  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

  [ ] Yes   [X] No

  If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




                               Avenue Group, Inc.
                  -------------------------------------------
                  (Name of Registrant as specified in charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 31, 2005                     By /s/ Levi A. Mochkin
     ----------------------------          -------------------------------------
                                           Levi A. Mochkin,
                                           President and Chief Executive Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

         ATTENTION


INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).